October 13, 2017

Dietrich King

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	PPDAI Group Inc. (CIK No. 0001691445)

Registration Statement on Form F-1 and

Response to the Staff’s Comment Letter Dated October 6, 2017

Dear Mr. King, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 6, 2017. Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

Securities and Exchange Commission

October 13, 2017

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on September 12, 2017, and two copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Critical Accounting Policies, Judgments and Estimates, page 106

Financial Guarantee Derivative, page 114

1.	We note your response to prior comment 5. Please tell us where you have revised your disclosures on page 115 to disclose that you may have a Day 1 gain on the financial guarantee derivatives associated with your investor reserve fund program. Please also disclose the assumptions that may have resulted in a Day 1 gain and the reasons why you have a Day 1 gain.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116, 117, F-18 and F-24 of the Registration Statement.

Audited Consolidated Balance Sheet as of December 31, 2016 and Unaudited Interim Condensed Consolidated Balance Sheet as of March 31, 2017, page F-53

2.	Please revise to present a pro forma balance sheet column alongside the historical balance sheet which reflects the conversion of the convertible redeemable preferred shares into Class A and B ordinary shares in conjunction with the IPO.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16, F-54 and F-55 of the Registration Statement.

Securities and Exchange Commission

October 13, 2017

3.	Please revise to include pro forma earnings per share for the latest fiscal year and interim period giving effect to the conversion.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-50 and F-83 of the Registration Statement.

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Securities and Exchange Commission

October 13, 2017

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP